5 September 2007

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 5 September 2007, it purchased 960,000Reed
Elsevier PLC ordinary shares at a price of 596.8582 pence per share. The purchased shares will be held as treasury shares. Following the above purchase,
Reed Elsevier PLC holds 33,903,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,270,178,474 Reed Elsevier PLC ordinary shares in issue
(excluding treasury shares).

Reed Elsevier NV announces that on 5 September 2007, it purchased 640,000 Reed
Elsevier NV ordinary shares at a price of Euro13.1369 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed
Elsevier NV holds 25,051,500 Reed Elsevier NV ordinary shares in treasury, and has 734,477,104 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).